AVANTI3, INC.

FINANCIAL STATEMENTS

January 4, 2024 (Inception) – June 30, 2024

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Mr. Samir Elkamouny, CEO
Avant3, Inc.
1407 Holleman Drive
Valrico, FL 33596-7146

We have reviewed the accompanying financial statements of Avanti3, Inc. (a C Corporation), which comprise the balance sheet from January 4, 2024 (inception) to June 30, 2024, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Avanti3, Inc. and to meet our ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Dichoso and Company, CPA, Inc.
Beverly Hills, CA

September 15, 2024

Avanti3, Inc.

Table of Contents

January 4, 2024 (Inception) – June 30, 2024

Avanti3, Inc.
Balance Sheet
January 4, 2024 (Inception) - June 30, 2024

ASSETS

Current Assets:

Cash and cash equivalents (Note 1)	$	99,990
Total Current Assets		99,990
Intangible Assets, net (Note 2)		360,405
Total Assets	$	460,395

LIABILITIES AND STOCKHOLDERS' EQUITY

Non Current Liabilities (Note 3)

Note Payable - Evan Kirsch	132,500
Note Payable - James N. Bacon	30,000
Note Payable Convertible - Kirsch Family Revocable Trust	150,000
Note Payable Convertible - M&J Management, LLC	100,000
Total Liabilities	412,500

Stockholders' Equity (Notes 3 and 4):

Capital stock, 12,000,000 shares authorized and 1,000 shares issued and outstanding, par value $0.0001	900
Additional paid-in-capital - Blake Luvon	40,000
Additional paid-in-capital - Evan Kirsch	4,891
Additional paid-in-capital - Samir Elkhamouny	14,166
Retained Earnings	-
Net Loss	(12,062)
Total Stockholders' Equity	47,895
Total Liabilities and Stockholders' Equity	$ 460,395


Avanti3, Inc.

Statement of Income and Stockholders' Equity

January 4, 2024 (Inception) - June 30, 2024


Revenues:

Total Revenues	$	-

Operating Expenses:

Employee Benefits	420
Bank Charges	359
Continuing Education	4,900
Dues and Subscriptions	5,000
Office	793
Travel	410
Website	180
Total Operating Expenses	12,062

Operating Loss		(12,062)
Net Loss	$	(12,062)

Stockholder's Equity, Beginning of the Year		-
Additional Paid In Capital		191,557
Stockholder's Equity, End of the Year	$	179,495

Avanti3, Inc.
Statement of Cash Flows
January 4, 2024 (Inception) - June 30, 2024

Cash Flows Provided by Financing Activities:

Net Loss	$	(12,062)
Adjustments to reconcile net Income to net cash provided by operating activities:		
Note Proceeds		412,500
Net Cash Provided By Financing Activities		412,500

Cash Flows Used by Investing Activities:

Common Stock Proceeds		900
Paid In Capital Proceeds		59,057
Purchase of Intangible Assets		(360,405)
Net Cash Provided Used By Investing Activities		(300,448)
Cash and cash equivalents, at beginning of year		-
Cash and cash equivalents, at end of year	$	99,990

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Avanti3, Inc. ("the Company") is a C Company formed in the state of Delaware on January 4, 2024.

The Company is a Web3 platform designed for creators, brands, and celebrities, providing them with multiple monetization streams, enhanced customer engagement, and the unparalleled security and transparency that Web3 offers. It combines the strengths of Patreon, Shopify, Spotify, Coinbase, Venmo, Zoom, and TikTok while eliminating their limitations for user monetization. For example, our platform allows users to enjoy a music player like Spotify while offering an e-commerce experience similar to Shopify.

Avanti3, Inc.'s platform enables brands to seamlessly enter the Web3 space by offering NFTs, smart contracts, AR and VR experiences, AI integration, and launching them into the Metaverse. Brands and creators can provide rewards to exclusive members, engage with their communities, create unique and engaging experiences, and stay at the forefront of technological advancements. The Company combines strategy, marketing, and unique design, making Avanti3 a one-stop shop for brands and creators to embrace the world of Web3 and make more money.

Basis of Presentation

The accompanying financial statements, along with these notes to the financial statements, have been prepared by and are the responsibility of Avanti3 Inc.'s management. These financial statements have been prepared based on the accrual method of accounting and according to generally accepted accounting principles.

Risks and Uncertainties

The Company is a start-up venture subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

The Company has incurred a net loss, and utilized cash in operations since inception, and has an accumulated deficit as of June 30, 2024 of $12,062, as well as expects to incur future additional losses.

In the event that the Company does not achieve the revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations. The Company's financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less. Total cash balance of $99,990 was less than the federally insured deposit amount of $250,000 through June 30, 2024.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

Income taxes are accounted for under the asset and liability methods. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income of the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements.

Uncertain Tax Positions

Management has determined that the company does not have any uncertain tax positions and associated benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matter are subject to some degree of uncertainty, there can be no assurance that the company's tax returns will not be challenged by the taxing authorities and the that company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the company's tax returns remain open for three years for federal income tax examination.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) no. 2014-19. "Revenue from Contracts with Customers." This standard, along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard was effective beginning January 1,

2019, but had been amended to be effective after December 15, 2020. The adoption of this new guidance does not have a material impact on the Company's financial statements.

The Company applies the five-step approach outlined in the new revenue standard as follows:

Step 1: Identify the contract with a customer;

Step 2: Identify the performance obligations in the contract:

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5. Recognize revenue when (or as) the Company satisfies a performance obligation at a point in time.

As a start-up, development stage company, Avanti3, Inc. had no revenue for the short period from January 4, 2024 (inception) through June 30, 2024

.

Operating Expenses

The Company classifies its operating expenses into various categories as reflected in the "Statement of Income and Members' Equity". As such, expense account balances are allocated by management to one of these categories based on management's interpretation of the definition of each category.

Statement of Cash Flows

Cash, as shown in the statement of cash flows, is defined as cash in an account at a bank.

Date of Management's Review

Management has evaluated subsequent events through September 15, 2024, the date on which the financial statements were available to be issued.

2. Intangible Assets

We classify intangible assets into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. We determine the useful lives of our identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors we consider when determining useful lives include the contractual term of any agreement related to the asset, the historical performance of the asset, the Company's long-term strategy for using the asset, any laws or other local regulations which could impact the useful life of the asset, and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized, primarily on a straight-line basis, over their useful lives, generally ranging from 1 to 20 years.

For the short period January 4, 2024 (inception) – June 30, 2024, intangible assets totaling $195,562 consists of the following: Developer Account (Startup Costs): $180,000, Business Costs: $10,259, Legas and Accounting: $3,500 and Various Office Expenses: $1,803. No amortization expense has been recognized because the Company has not yet started operations.

3. Related Party Transactions

The following are related party transactions:

Convertible Promissory Notes

For value received, the Company promises to pay following shareholders the principal amount set forth with simple interest on the outstanding principal amount. Interest shall commence with the date thereof and shall continue on the outstanding principal until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the majority of shareholders on or after the maturity date, and the Company may not prepay this note prior to the maturity date without the consent of the shareholders of at least a majority of the outstanding unpaid principal amount of the notes:

Kirsch Family Revocable Living Trust dated June 2, 2024 ($150,000) @ 8% per annum, due April 30, 2026

M&J Management, LLC dated June 23, 2024 ($100,000) @ 12% per annum, due July 30, 2026.

In the event that the Company issues and sells shares of its equity to investors while these notes remain outstanding in an equity financing with total proceeds of the Company of not less than $1,000,000 (excluding the conversion of the notes or other indebtedness), then the outstanding principal amount of this note and any unpaid accrued interest shall automatically convert in whole without any further action by the shareholders in such equity securities sold in the qualified financing at a conversion price equal to the quotient resulting from dividing $6,000,000 and $10,000,000 (Kirsh Family Revocable Living Trust and M&J Management, LLC, respectively) by the number of outstanding shares of common stock of the Company prior to the qualified financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity of the Company issuable upon the conversion of the notes or other indebtedness).

Furthermore, it the Company consummates a change of control while this note remains outstanding, the Company shall repay the shareholders in cash in an amount equal to (i) the outstanding principal amount of this notes plus any unpaid accrued interest on the original principal, plus (ii) a repayment of the premium equal to 100% of the outstanding principal balance of this note, provided, however, that upon written election of the shareholders made not less than five (5) days prior to the change of control, the Company shall convert to the outstanding principal balance of this note and any unpaid interest into shares of the Company's common stock at a conversion price equal to the quotient resulting from dividing $10,000,000 by the number of outstanding shares of common stock of the Company prior to the change of control. For purposes of this note, a change of control means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which excess of fifty percent (50%) of the Company's voting power is transferred; or (iii) the sale of transfer of all or substantially all of the Company's assets or series of intellectual property, provided that a change of control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled, or converted or a combination thereof.

Loan Agreement

Effective on November 2, 2023, the Company agrees to pay $132,500 to Evan J. Kirsch with an 5% interest per annum due May 2, 2026, no later than eighteen (18) months from the effective date. The loan, including principal and accrued interest, shall be payable in full on or before one (1) year and six (6) months from the effective date, Early repayment is permitted without penalty. In the event of default, the entire outstanding balance shall become immediately due and payable.

Revolving Credit Agreement

Effective on November 2, 2023, the Company entered into a revolving credit loan agreement with James N. Bacon for an amount not to exceed $20,000 at any one time. Terms of the agreement include a finance charge to be imposed at a rate of twenty percent (20%) per year, the rate applied to the unpaid balance at the beginning of the period; a delinquent charge; no prepayment penalties. Interest will accrue beginning January 1, 2024 and continue until the loan is paid in full. Interest-only payments starts on February 1, 2024 through January 1, 2025.

4. Commitments and Contingencies

On May 1, 2024, the Company entered into a consulting agreement with an independent contractor to provide outside services in accordance with the agreement which will renew annually thereafter until terminated. The contractor will indemnify and hold Company harmless to the extent of any obligation imposed on Company to pay in withholding taxes or similar items or resulting from a determination that the Contractor is not an independent contractor.

Furthermore, the Company will recommend at the first meeting of the Company's Board of Directors following the date of this agreement that the Company grant the Contractor a nonqualified stock option to purchase 1,200,000 shares of Company's common stock at a price per share equal to the fair market value per share of the common stock on the date of grant, as determined by the Board of Directors. Twenty-five percent (25%) of the shares subject to the option will vest twelve (12) months after the effective date and no shares will vest before the date and no rights to any vesting will be earned or accrued prior to the date and the remaining shares will vest monthly over the following thirty-six (36) months in equal monthly amounts subject to Contractor's continuing eligibility. This option grant will be subject to the terms and conditions of the Company's Equity Incentive Plan and Stock Option Agreement, including vesting requirements.

After the Company has completed a capital campaign raising $10,000,000 in funding, the Company will pay Contractor a monthly salary as additional compensation for services.

5. Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern.

As discussed in Note 1, cumulative losses incurred since inception is $12,062. Management believes that income streams will continue to alleviate going concern matters. These factors, including management's plans regarding these matters, raise substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

6. Recent Accounting Pronouncements

On February 25, 2016, the FASB issued ASU Update 2016-02, *Leases (Topic 842)*. This update includes a lease accounting model that recognizes two types of leases – finance leases and operation leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities relating to leases with terms of more than 12 months. The recognition. Measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This standard was originally effective January 1, 2020, but this new guidance was amended to be effective for fiscal years beginning after December 15, 2021.

The Company does not currently own finance leases nor leases office space.

7. Subsequent Events – Type 1

Type 1 subsequent events provide evidence of conditions that existed at the balance sheet date, including evidence related to the estimates used in financial reporting.

A worldwide pandemic known as COVID19 (aka coronavirus) negatively affected the economies of countries around the world. For the U.S., COVID19 is generally viewed to have begun in the first quarter of the year 2020, severely disrupting the U.S. economy with sudden business closures, high unemployment, and continued threats to a pending economic recession. The continually evolving and unprecedented impact of COVID19 creates financial and economic uncertainties to all business entities.

Because of such uncertainty, the company's continued ability to collect rents from its tenants or generate other income sources may be in jeopardy, which may negatively affect revenues and cash flows to meet its obligations to vendors and creditors. The financial effects of the current and evolving effects of COVID 19 on the company's operations cannot be determined at this time.